                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                ---------------

                                  SCHEDULE 13G
                                 (RULE 13d-102)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
    RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)



                                AMAZON.COM, INC.
                   -----------------------------------------
                               (Name of Issuer)




                          COMMON STOCK, PAR VALUE $.01
                   -----------------------------------------
                        (Title of Class of Securities)




                                   023135106
                   -----------------------------------------
                     (CUSIP Number of Class of Securities)




                               Page 1 of 10 Pages
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CUSIP NO. 023135106                SCHEDULE 13G        PAGE   2   OF  10   PAGES
         ---------------------                              -----    -----

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Jacklyn Gise Bezos
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (A)   [   ]
                                                                    (B)   [   ]
          Not applicable
          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    0
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     1,571,244
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   0
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               1,571,244
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,571,244
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES                                                         [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          6.6%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON
          IN
          ---------------------------------------------------------------------




                          PAGE   2    OF  10  PAGES
                               -----    -----
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CUSIP NO. 023135106                SCHEDULE 13G        PAGE   3   OF  10   PAGES
         ---------------------                              -----    -----

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Miguel A. Bezos
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (A)   [   ]
                                                                    (B)   [   ]
          Not applicable
          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    0
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     1,571,244
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   0
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               1,571,244
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,571,244
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES                                                         [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          6.6%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON
          IN
          ---------------------------------------------------------------------




                            PAGE   3   OF  10  PAGES
                               -----    -----
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ITEM 1(a).  NAME OF ISSUER.

           This Schedule 13G relates to Amazon.com, Inc., a Delaware corporation (the "Company").

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           The Company's principal executive offices are located at 1516 Second Avenue, Seattle, WA 98101.

ITEM 2(a).  NAME OF PERSON FILING.

           This Schedule 13G relates to each of the following persons:

           -         Jacklyn Gise Bezos

           -         Miguel A. Bezos

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE.

           The business address of the reporting persons is 200 Park Avenue, Florham Park, New Jersey 07932.

ITEM 2(c).  CITIZENSHIP.

           Jacklyn Gise Bezos and Miguel A. Bezos are U.S. citizens.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES.

           This Schedule 13G relates to the Company's common stock, par value $.01 per share (the "Common Stock").

ITEM 2(e).  CUSIP NUMBER.

           The CUSIP Number for the Company's Common Stock is 023135106.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

        (a) [ ]  Broker or dealer registered under Section 15 of the Act,

        (b) [ ] Bank as defined in Section 3(a)(6) of the Act,

                               Page 4 of 10 Pages

        (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

        (d) [ ] Investment Company registered under Section 8 of the Investment Company Act,

        (e) [ ] Investment Advisor registered under Section 203 of the Investment Advisors Act of 1940,

        (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund,

        (g) [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G),

        (h) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

           Not applicable.

ITEM 4.  OWNERSHIP.

        I. The following describes the ownership of Common Stock by Jacklyn Gise Bezos as of December 31, 1997:

        (a)     Amount beneficially owned: 1,571,244(1)

        (b)     Percent of class: 6.6%

        (c)     Number of shares as to which such person has:

                        (i)     Sole power to vote or direct the vote: 0

                        (ii)    Shared power to vote or to direct the vote:
                                1,571,244(2)


--------


           1 Represents 768,216 shares held by the Jacklyn Gise Bezos 1996 Revocable Trust of which Jacklyn Gise Bezos is Trustee, 243,750 shares held by the Bezos Family Trust of 1997 of which Jacklyn Gise Bezos is Trustee, 56,250 shares held by the Bezos Generation-Skipping Trust of 1997 of which Jacklyn Gise Bezos is Trustee and 503,028 shares held by the Miguel A. Bezos 1996 Revocable Trust of which Miguel A. Bezos is Trustee. Miguel A. Bezos is the spouse of Jacklyn Gise Bezos.


           2 Power to vote or direct the vote of, and the power to dispose or to direct the disposition of, the reported shares is deemed to be shared among Jacklyn Gise Bezos and Miguel A. Bezos. Jacklyn Gise Bezos denies beneficial ownership of the shares held by the Miguel A. Bezos 1996 Revocable Trust except to the extent of her pecuniary interest. Miguel A. Bezos denies beneficial ownership of the shares held by the Jacklyn Gise Bezos 1996 Revocable Trust, the Bezos Family Trust of 1997 and the Bezos Generation-Skipping Trust of 1997 except to the extent of his pecuniary interest.



                               Page 5 of 10 Pages

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                        (iii)   Sole power to dispose or to direct the
                                disposition of: 0

                        (iv) Shared power to dispose or to direct the disposition of: 1,571,244(2)

        II. The following describes the ownership of Common Stock by Miguel A. Bezos as of December 31, 1997:

        (a)     Amount beneficially owned: 1,571,244(1)

        (b)     Percent of class: 6.6%

        (c)     Number of shares as to which such person has:

                (i)     Sole power to vote or direct the vote: 0

                (ii)    Shared power to vote or to direct the vote: 1,571,244(2)

                (iii)   Sole power to dispose or to direct the disposition of: 0

                (iv)    Shared power to dispose or to direct the disposition of:
                        1,571,244(2)

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

           Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

           Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

           Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           Not applicable.

--------


           1 Represents 768,216 shares held by the Jacklyn Gise Bezos 1996 Revocable Trust of which Jacklyn Gise Bezos is Trustee, 243,750 shares held by the Bezos Family Trust of 1997 of which Jacklyn Gise Bezos is Trustee, 56,250 shares held by the Bezos Generation-Skipping Trust of 1997 of which Jacklyn Gise Bezos is Trustee and 503,028 shares held by the Miguel A. Bezos 1996 Revocable Trust of which Miguel A. Bezos is Trustee. Miguel A. Bezos is the spouse of Jacklyn Gise Bezos.


           2 Power to vote or direct the vote of, and the power to dispose or to direct the disposition of, the reported shares is deemed to be shared among Jacklyn Gise Bezos and Miguel A. Bezos. Jacklyn Gise Bezos denies beneficial ownership of the shares held by the Miguel A. Bezos 1996 Revocable Trust except to the extent of her pecuniary interest. Miguel A. Bezos denies beneficial ownership of the shares held by the Jacklyn Gise Bezos 1996 Revocable Trust, the Bezos Family Trust of 1997 and the Bezos Generation-Skipping Trust of 1997 except to the extent of his pecuniary interest.


                               Page 6 of 10 Pages
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ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

           Not applicable.

ITEM 10.  CERTIFICATION.

           Not applicable.


                               Page 7 of 10 Pages
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                                    SIGNATURE

           After reasonable inquiry and to best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

           Dated: February 10, 1998

                                              /s/JACKLYN GISE BEZOS
                                              --------------------------------
                                              Jacklyn Gise Bezos


                               Page 8 of 10 Pages
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           After reasonable inquiry and to best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

           Dated:    February 11, 1998



                                               /s/MIGUEL A. BEZOS/s/
                                               ----------------------------
                                               Miguel A. Bezos



                               Page 9 of 10 Pages
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                             EXHIBIT TO SCHEDULE 13G

               AGREEMENT OF JACKLYN GISE BEZOS AND MIGUEL A. BEZOS

           The undersigned hereby agree that the Information Statement on
Schedule 13G to which this agreement is an exhibit is filed on behalf of each of the undersigned.

           Dated:    February 10, 1998
                                             /s/JACKLYN GISE BEZOS/s/
                                             ---------------------------------
                                                  Jacklyn Gise Bezos



           Dated:    February 11, 1998

                                             /s/MIGUEL A. BEZOS/s/
                                             ---------------------------------
                                                  Miguel A. Bezos


                               Page 10 of 10 Pages